UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING ,INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)FIRM I.D. NO.

1111 WEST WOLFENSBERGER ROAD

(City) CASTLE ROCK   (State) CO   (Zip Code) 80109

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BLAINE STAHLMAN   303-688-7581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGHAM, NANCY GREEN

(Name – if individual, state last, first, middle name)

13395 VOYAGER PKWY #130-281	COLORADO SPRINGS	CO	80921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BLAINE STAHLMAN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING ,INC
_____ , as

of DECEMBER 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



JILLIAN E. WEHDE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20124008470
MY COMMISSION EXPIRES MARCH 2, 2020

_____
Signature

PRESIDENT
_____
Title

_____ March 2, 2020
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X NOTES TO FINANCIAL STATEMENT
X FIRM EXCEPTION REPORT
X AUDITOR REVIEW OF FIRM
EXCEPTION
X AUDITOR'S REPORT

NANCY G. HIGHAM, CPA, PC
13395 VOYAGER PARKWAY, SUITE 130-281
COLORADO SPRINGS, CO 80921
719-495-1717

Independent Auditor's Report

To the Shareholder and Board of Director of
Professional Broker-Dealer Financial Planning, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Professional Broker-Dealer Financial Planning, Inc. as of December 31, 2019, and the related statements of income, changes in ownership equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Professional Broker-Dealer Financial Planning, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Professional Broker-Dealer Financial Planning, Inc.'s management. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to Professional Broker-Dealer Financial Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Broker-Dealer Financial Planning, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The accompanying information contained in the notes to the financial statements and computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

My audit procedures included determining whether the firm's financial reports reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the firm's financial reports. In forming my opinion on the firm's financial reports, I evaluated whether the firm's financial reports, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the firm's financial reports are fairly stated, in all material respects, in relation to the financial statements as a whole.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC
February 17, 2020

I have served as Professional Broker-Dealer Financial Planning, Inc.'s auditor since the beginning of the year 2004.

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS

VANGUARD	$	142,390
WELLS FARGO SAVINGS	$	19,685
WELLS FARGO CHECKING	$	34
DEPOSIT WITH FINRA	$	303
TOTAL CURRENT ASSETS	$	162,412
TOTAL ASSETS	$	**162,412**

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

DUE TO REGISTERED REPS	$	-
TOTAL CURRENT LIABILITIES	$	-
TOTAL LIABILITIES	$	-

STOCKHOLDERS EQUITY

PRIVATE SUB S STOCK, $1 PAR VALUE; UNLIMITED SHARES AUTHORIZED	$	150,812
RETAINED EARNINGS		10,849
NET INCOME - CURRENT YEAR		751
TOTAL STOCKHOLDERS EQUITY	$	**162,412**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	**162,412**

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net gain	$ 751
Adjustments to reconcile net gain to net cash provided by operating activities:	
Receivables from broker/dealers	0
Other receivables	0
Securities owned, net	0
Net payable to broker–dealer and clearing organization	0
Net cash provided by operating activities	751
Net increase in cash	751
Cash at beginning of year	161,661
Cash at end of year	$ 162,412

Professional Broker-Dealer Financial Planning, Inc.
Notes to Financial Statements

Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Wyoming. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Critical Audit Matters

During this 2019 audit, the auditor determined that here were no critical audit matters arising from the current period's audit of the financial statements. The firm does not hold any client assets because all client assets are held by outside SEC AND/OR FINRA MEMBER FIRMS.

Security Transactions

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. does NOT hold nor carry customer accounts, does NOT do any clearing, and does NOT accept any client investment checks payable to PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. does business solely by investment company (example mutual fund) using their investment company subscription application having all clients make all checks payable to the investment company and mailed directly to the investment company who clears the check, the investment company (mutual funds) holds all client accounts and mails all statements directly to the clients.

Securities owned are valued at market value. Commission income and investment fees and expenses are recorded upon deposit. Expenses are recorded on date of occurrence.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

SIPC

The company is a member of SIPC. SIPC important notice states "Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation," in accordance with SEC Rule 17a-5(e)(4) states any company is required to file this report if it's total revenue is $500,000 or more. This company's revenue was less than $500,000 thus no report is required for fiscal year 2019.

Income Taxes

The company is an "S" Corporation, and as such has not provided for income taxes.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment, among others. During the year ended December 31, 2019, the Company did not have any components of comprehensive income to report.

2. Securities Owned

Marketable securities owned consist of trading and investment securities as follows:

Money market	$ 162,110
FINRA deposit	302
	$162,412

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,2019 the Company had capital of $158,868, which was $153,868 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2019.
The following is reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019 of net capital and the computation based on the audited financial statements.

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$158,868
No adjustments were made during audit	0
Net Capital	$158,868